Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Ruth’s Hospitality Group, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of Ruth’s Hospitality Group, Inc. of our reports dated March 11, 2014, with respect to the consolidated balance sheets of Ruth’s Hospitality Group, Inc. as of December 29, 2013 and December 30, 2012, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the fiscal years in the three year period ended December 29, 2013, and the effectiveness of the internal control over financial reporting as of December 29, 2013, which reports are included in the Annual Report on Form 10-K for the year ended December 29, 2013 of Ruth’s Hospitality Group, Inc.

/s/ KPMG LLP

Orlando, Florida

June 16, 2014

Certified Public Accountants